UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: **April 5, 2004**

FINANCIAL FEDERAL CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices)
(Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

Item 5. OTHER EVENTS

See attached Exhibits 99.1 and 99.2.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

(C) Exhibits:

99.1 Press Release of Financial Federal Corporation dated April 5, 2004
        announcing intention to offer $115 million of senior convertible debentures
99.2 Press Release of Financial Federal Corporation dated April 5, 2004
        announcing pricing of its $150 million senior convertible debentures offering

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Financial Federal Corporation dated April 5, 2004 announcing intention to offer $115 million of senior convertible debentures
99.2	Press Release of Financial Federal Corporation dated April 5, 2004 announcing pricing of its $150 million senior convertible debentures offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

April 6, 2004
(Date)